EXHIBIT VIII

               Identity and Background of Individuals Associated
                               With the Applicant









Penn Treaty American Corporation
Acquisition of HIVT, Inc.
Form A Filing, June 10, 1996


                        Penn Treaty American Corporation
   3440 LEHIGH STREET      ALLENTOWN, PENNSYLVANIA            18103
    (610) 965-2222             1-800-222-3469           FAX (610) 967-4616
================================================================================

     It is intended that the following individuals will be selected as Executive Officers and/or Directors of the acquired company.

     Irving Levit is the founder, Chairman of the Board of Directors, President and Chief Executive Officer of PTAC. Mr. Levit has also been Chairman of the Board of Directors, President and Chief Executive Officer of PTLIC since it was purchased by PTAC in 1976 and of Network America since July 1989. In addition, Mr. Levit has been the sole owner of the Irv Levit Insurance Management Corporation ("IMC"), an insurance agency, since 1961. Mr. Levit is 66 and has over 40 years experience in the insurance business. Mr. Levit has not been convicted on any criminal offense other than any minor traffic violations during the past ten years.

     A. J. Carden has served as Executive Vice President and Director of PTAC and PTLIC since July 1983 and of Network America since July 1989. His duties include overseeing the Company's underwriting and claims departments and monitoring the Company's compliance with various state insurance department requirements. From 1970 to July 1983, Mr. Carden served as Assistant to the President and Vice President of Claims for Columbia Life Insurance Company and Columbia Accident and Health Insurance Company located in Bloomsburg, Pennsylvania. Mr. Carden is 63 and has a total of 38 years experience in the insurance business. Mr. Carden has not been convicted on any criminal offense other than any minor traffic violations during the past ten years.

     Michael F. Grill has served as Treasurer and Comptroller of PTAC and PTLIC since 1981 and of Network America since July 1989. Mr. Grill became a Director of PTAC in December 1986 and of Network America in July 1989. Prior to joining PTAC, Mr. Grill served as Chief Accountant for World Life and Health Insurance Company located in King of Prussia, Pennsylvania from 1973 to 1981. Mr. Grill is 46 and has a total of 22 years experience in the insurance business. Mr. Grill has not been convicted of any criminal offense other than any minor traffic violations during the past ten years.

     John W. Mahoney has served as the President of Health Insurance of Vermont since December 1988. Prior to becoming the insurance company's president, Mr. Mahoney served as an Executive Vice President for 3 years and as Vice President for 18 years. Mr. Mahoney is a member of the National Association of Life Underwriters, the National Association of Health Underwriters and is a Director of the Vermont Life and Health Guaranty Association. Mr. Mahoney holds a B.A. degree from St. Michael's College in Colchester, Vermont. He is 53 years old and has a total of 29 years of insurance experience. Mr. Mahoney has not been convicted of any criminal offense other than any minor traffic violations during the past ten years.

     Domenic P. Stangherlin has served as Secretary and Director of PTAC and PTLIC since June 1971, of the Agency since February 1988 and of Network America since July 1989. In addition, Mr. Stangherlin is the owner and manager of the Line Tool Company, a manufacturer of micro-positioners located in Allentown, Pennsylvania. He is 69. Mr. Stangherlin has not been convicted of any criminal offense other than any minor traffic violations during the past ten years.

     Jack D. Baum has served as Vice President of Marketing of PTAC and PTLIC since April 1985 and became a Director of each in March 1987. He became Vice President of Sales and Director of Network America in July 1989. His duties include supervising and motivating the Company's sales force and he is responsible for advertising and promotional activities. prior to joining the Company, Mr. Baum served as Vice President of Marketing for National Security General Insurance Company in Lancaster, Pennsylvania from September 1983 to April 1985 and as a Director of Group Sales and Marketing for Educators Mutual Life Insurance in Lancaster, Pennsylvania, from March 1976 to September 1983. Mr. Baum is 62 and has a total of 19 years experience in the insurance business. Mr. Baum has not been convicted of any criminal offense other than any minor traffic violations during the past ten years.

     Emile G. Ilchuck has served as a Director of PTAC and PTLIC since January 1972 and of Network America since July 1989. Mr. Ilchuck has worked as a Safety Inspector for the Pennsylvania Department of Labor and Industry since 1975. He is 58. Mr. Ilchuck has not been convicted of any criminal offense other than any minor traffic violations during the past ten years.

     Glen A. Levit has served as a Director of PTAC since May 1995 and as a Director of PTLIC and Network America since April 1995. Mr. Levit has served as Vice President of Sales of Penn Treaty Life Insurance Company and Network America Life Insurance Company since June, 1993. His duties include hiring, training and supervising agents and marketers and he is responsible for planning and conducting seminars across the country. From October 1991 until June, 1993 Mr. Levit served as the Regional Sales Director and as a regional marketer for PTLIC and Network America. Prior to that time, Mr. Levit worked in several other departments of the Insurers including Underwriting and also served as a director of Insurance Management Corporation, an insurance agency, since 1988. He is 28 and has over 8 years of experience in the insurance business. Mr. Levit is the son of Irving Levit. Mr. Levit has not been convicted of any criminal offense other than any minor traffic violations during the past ten years.

     C. Mitchell Goldman, Esquire, has served as a Director of Penn Treaty American Corporation since May 1987. Mr. Goldman is a partner in the law firm of Goldman, Marshall & Muszynski, P.C., which engages in the practice of healthcare law. Mr. Goldman was also a partner and Senior Vice President of GLS Associates, a health care consulting firm providing marketing and other planning services for hospitals, nursing homes and other health care facilities from 1975 until October 1995. Mr. Goldman currently serves as Corporate Secretary of the Corporate Alliance for Drug Education. Mr. Goldman is a member of the National Health Lawyer Association and the American Hospital Association Society for Planning and Healthcare Marketing. In addition to his law degree, Mr. Goldman has an MBA in Health Care Administration from the Wharton School of the University of Pennsylvania. He is 45.